June 9, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Matthew Crispino
Daniel F. Duchovny

Re:	Giant Interactive Group Inc.
Amendment No. 1 to Schedule 13E-3
Filed May 12, 2014
File No. 005-83570

Dear Mr. Crispino and Mr. Duchovny:

On behalf of Giant Interactive Group Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 23, 2014 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-83570 (the “Amendment No. 1”) filed on May 12, 2014 and the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”) by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment No. 2 and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes against the Amendment No. 1 and the Proxy Statement, respectively, are being provided separately to the Staff via mail.

We represent the independent committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning Giant Group Holdings Limited, Giant Investment Limited, Giant Merger Limited, Yuzhu Shi, Union Sky Holding Group Limited, Vogel Holding Group Limited, The Baring Asia Private Equity Fund V, L.P., Baring Private Equity Asia V Holding (12) Limited, Hony Capital Fund V, L.P., Rich Noble Enterprises Limited, CDH WM Giant Fund, L.P. and CDH Journey Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

U.S. Securities and Exchange Commission

June 9, 2014

Amendment No. 1 to Schedule 13E-3

General

1.	We note that one of the parties to the Equity Commitment Agreement and the Amended and Restated Equity Commitment Agreement, filed as Exhibits (b)(14) and (15), respectively, is CDH Wealth Management Company Limited. Please tell us the relationship between this entity and CDH WM Giant Fund L.P. and CDH Journey Limited and advise why CDH Wealth Management Company Limited has not been included as a filing person.

The Company respectfully submits to the Staff that CDH Wealth Management Company Limited (“CDH Advisor”) serves as the investment manager of CDH WMGiant Fund L.P. (“CDH Fund”), which owns 100% of the equity interest in CDH Journey Limited (“CDH SPV”). CDH Advisor has an advisory services arrangement with, and provides a variety of services (including administrative services) to CDH Fund, which is making certain equity investments in Giant Group Holdings Limited through CDH SPV, and does not own any direct or indirect equity interests in CDH Fund or CDH SPV.

Accordingly, CDH Advisor is not in the chain of ownership or control with the Buyer Group (as defined in the Proxy Statement) acquisition vehicles, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited. The Company respectfully submits to the Staff that, under these circumstances, CDH Advisor should not be deemed to be a filing person.

Exhibit 99. (A)(1)

Summary Term Sheet, page 1

2.	We reissue prior comment 5. We note that your revisions resulted in 25 pages of disclosure (instead of 30 pages) prior to the Special Factors.

In response to the Staff’s comment, the disclosures in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” have been further revised and consolidated. In particular, the disclosure in the section entitled “Summary Term Sheet” has been limited to descriptions of the most material terms of the proposed transaction in accordance with Item 1001 of Regulation M-A, with cross-references to more detailed information elsewhere in the Revised Proxy Statement.

Special Factors

Background of the Merger, page 26

3.	We note from your response to prior comment 16 that Morgan Stanley made a presentation to the Special Committee on March 13, 2014. Please file any written materials provided to the Special Committee at the meeting as an exhibit or confirm in your response letter that no written materials were provided.

In response to the Staff’s comment, the discussion materials prepared by Morgan Stanley for discussion at the meeting of the Special Committee on March 13, 2014 have been filed as Exhibit (c)-(6) to the Amendment No. 2.

U.S. Securities and Exchange Commission

June 9, 2014

Reasons for the Merger, page 35

4.	We reissue prior comment 27. The inclusion of unaffiliated holders and your directors and officers reflects two groups of persons with different interests joined into one group for purposes of the financial advisors’ opinions. The filing persons are required to disclose the fairness determination as to unaffiliated security holders; thus, to the extent that your directors and officers have interests that are different from the remaining security holders, the financial advisors’ opinions are overbroad. Please revise.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 32 of the Revised Proxy Statement.

Certain Financial Projections, page 45

5.	We reissue prior comment 33. We do not agree that your disclosure of financial projections is made pursuant to Item 1015 of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised to provide the reconciliation required by Rule 100(a) of Regulation G. Please refer to pages 44 through 45 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

June 9, 2014

Opinions of the Special Committee’s Financial Advisors

Opinion of Morgan Stanley

6.	We note the revisions made on pages 50-51 to reflect presentations made by Morgan Stanley prior to its final presentation. Revise this disclosure to briefly describe the presentations. To the extent you maintain your disclosure of the March 2014 presentations as a description of changes from the December 2013 presentation, then describe the December 2013 presentation in additional detail. Disclose, for example, the analyses conducted and the results obtained.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 48 of the Revised Proxy Statement.

Comparable Companies Analysis, page 51

7.	We reissue prior comment 35. Please revise your disclosure to address the “Price to Estimated 2014 Non-GAAP Earnings Per Shares” range, which has as its high point 12.0x, which is the same as the median in the Morgan Stanley presentation and which is 3.9x below the mean in the presentation.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 50 and 51 of the Revised Proxy Statement.

Precedent Transactions Analysis, page 53

8.	We note your response to prior comment 37. Please revise your disclosure to include the date of each precedent transaction and explain why transactions that took place in 2007 and 2011 were deemed relevant given the significantly different landscape between the time of those transactions and the present.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 52 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 56

9.	The disclosure in this section does not appear to have been revised to explain how Morgan Stanley derived the ranges of implied present values from the company’s financial projections, as requested in comment 34. Please provide the requested disclosure or advise.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 54 and 55 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission

June 9, 2014

Effects of the Merger on the Company

The Company’s Net Book Value and Net Earnings, page 76

10.	We note your response to prior comment 49. It does not appear, however, that you have revised the table on page 70 to disclose the interest of the company’s directors and executive officers in the company’s net book value and net earnings. Please provide the requested disclosure or advise.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 77 the Revised Proxy Statement.

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Giant Group Holdings Limited, Giant Investment Limited, Giant Merger Limited, Yuzhu Shi, Union Sky Holding Group Limited, Vogel Holding Group Limited, The Baring Asia Private Equity Fund V, L.P., Baring Private Equity Asia V Holding (12) Limited, Hony Capital Fund V, L.P., Rich Noble Enterprises Limited, CDH WM Giant Fund, L.P. and CDH Journey Limited.

* * * * * * *

U.S. Securities and Exchange Commission

June 9, 2014

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact the undersigned at (650) 335-7258.

Sincerely,

FENWICK & WEST LLP

/s/ David K. Michaels
David K. Michaels

cc:	Yuzhu Shi
Giant Group Holdings Limited
Giant Investment Limited
Giant Merger Limited
Union Sky Holding Group Limited
Vogel Holding Group Limited

Jazy Zhang
Giant Interactive Group Inc.

Mark Beckett
The Baring Asia Private Equity Fund V, L.P.
Baring Private Equity Asia V Holding (12) Limited

Yonggang Cao
Hony Capital Fund V, L.P.
Rich Noble Enterprises Limited

Weiheng Chen, Esq.
Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP

Julia Gao, Esq.
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Gordon K. Davidson, Esq.
Eva H. Wang, Esq.
Fenwick & West LLP

Portia Ku, Esq.
O’Melveny & Myers LLP

David T. Zhang, Esq.
Kirkland & Ellis

June 9, 2014

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 23, 2014 with respect to the Amendment No. 1 to Schedule13E-3, File No. 005-83570 (the “Amendment No. 1”), filed on May 12, 2014 by the Company and the other filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Giant Interactive Group Inc.

By	/s/ Peter Andrew Schloss
	Name:	Peter Andrew Schloss
	Title:	Director, Chairman of the Special Committee

Giant Group Holdings Limited

By	/s/ Yuzhu Shi
	Name:	Yuzhu Shi
	Title:	Director

Giant Investment Limited

By	/s/ Yuzhu Shi
	Name:	Yuzhu Shi
	Title:	Director

Giant Merger Limited

By	/s/ Yuzhu Shi
	Name:	Yuzhu Shi
	Title:	Director

Yuzhu Shi

/s/ Yuzhu Shi
Yuzhu Shi

Union Sky Holding Group Limited

By	/s/ Yuzhu Shi
	Name:	Yuzhu Shi
	Title:	Director

Vogel Holding Group Limited

By	/s/ Yuzhu Shi
	Name:	Yuzhu Shi
	Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By	/s/ Christian Wang Yuen
	Name:	Christian Wang Yuen
	Title:	Director

By	/s/ Ramesh Awatarsing
	Name:	Ramesh Awatarsing
	Title:	Director

Baring Private Equity Asia V Holding (12) Limited

By	/s/ Mark Beckett
	Name:	Mark Beckett
	Title:	Director

Hony Capital Fund V, L.P.

Acting by its sole general partner
Hony Capital Fund V GP, L.P.

Acting by its sole general partner
Hony Capital Fund V GP Limited

By	/s/ Zhao John Huan
	Name:	Zhao John Huan
	Title:	Authorized Signatory

Rich Noble Enterprises Limited

By	/s/ Bing Yuan
	Name:	Bing Yuan
	Title:	Director

CDH WM Giant Fund, L.P.

By	Sino Giant Holdings Limited acting as its general partner

By	/s/ Wei Ying
	Name:	Wei Ying
	Title:	Director

CDH Journey Limited

By	/s/ Lilian Xu
	Name:	Lilian Xu
	Title:	Director